March 19, 2019

Mark Cowan

Senior Counsel

Disclosure Review and Accounting Office

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E. (Mail Stop 5-6)

Washington, D.C. 20549

RE:	RiverSource Life Insurance Company (“Company”)

RiverSource Variable Account 10 (“Registrant”)

Initial Registration Statement on Form N-4

    File Nos. 333-229360/811-07355

RiverSource Life Insurance Co. of New York (“Company”)

RiverSource of New York Variable Annuity Account (“Registrant”)

Initial Registration Statement on Form N-4

    File Nos. 333-229361//811-07623

Dear Mr. Cowan:

This letter is in response to the Staff’s comments we received on March 5, 2019 and March 11, 2019 for the above-referenced Initial Registration Statement filings which we filed on or about Jan. 25, 2019. Comments and responses are outlined below.

General

Comment 1.

Please advise whether there are any types of guarantees or support agreements with third parties to support any of the Company’s obligations under the contract or whether the Company will be solely responsible for payment of contract benefits.

Response: Registrant confirms that there are no types of guarantees or support agreements with third parties to support any of the Company’s obligations under the contract.

Comment 2.

Please remove all brackets and provide any missing information such as the financials in your next filing with the Commission. We may have further comments.

Response: Registrant confirms that all missing information, including the financial statements and all exhibits, will be filed in pre-effective amendments to the registration statements.

Comment 3.

Please confirm that all material state variations of the contract are disclosed in this prospectus. If not, please add appropriate disclosure.

Response: Confirmed.

Comment 4.

A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

Response: Noted.

Comment 5.

We remind you that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Response: Noted.

Rate Sheet Prospectus Supplement

Comment 1.

Change the title of the supplement to read - “Rate Sheet Prospectus Supplement dated April 29, 2019”.

Response: Revised.

Comment 2.

The rate sheet should also describe how a current investor can obtain the rate applicable to them (e.g., a non-EDGAR website, phone number, etc.)

Response: Revised.

Comment 3.

In the first bullet, change the “Rider fees” to “Current Rider”.

Response: Revised.

Comment 4.

The sentence preceding the paragraph in bold should be moved to the first paragraph and the prospectuses should be identified.

Response: Revised.

Comment 5.

Make the following revisions to the paragraph in bold:

a. Delete “at any time by us” and change to “upon 14 days prior notice as provided below.”

b. Revise to “the rates and percentages listed below”

c. Please state that the rider fees, percentages, age bands and credit period listed below will not change after your application is signed, except as provided in the prospectus. Add this sentence as the second sentence of the bolded paragraph. Cross reference applicable increase provisions.

d. Add Edgar filing information to the last sentence.

e. Add as second sentence: In order to get these terms, we must receive your signed application in good order while this RSPS is in effect (e.g, until superseded by 14 calendar day’s notice—if we receive your application after that date , you will receive the terms that are in effect on the date we receive your signed application in good order).

Response: The bold paragraph has been revised as follows:

The rates and percentages listed below apply to applications signed on or after April 29, 2019. In order to get these terms, we must receive your signed application in good order while this Rate Sheet Prospectus Supplement is in effect. If we receive your application after that date, you will receive the terms that are in effect on the date we receive your signed application in good order. The rider fees, percentages, age bands and credit period listed below will not change after your application is signed, except as provided in the prospectus (See “Charges – Optional Living Benefit Charges”; “SecureSource Core Rider – Lifetime Payment Percentage/Annual Credits; “SecureSource Core Plus Rider– Lifetime Payment Percentage/ Annual Credits/Base Doubler”; “SecureSource 4 Rider– Lifetime Payment Percentage /Annual Credits”; “SecureSource 4 Plus Rider– Lifetime Payment Percentage/Annual Credits/Base Doubler”).The rates listed in this Supplement are subject to change and can be superseded upon 14 days prior notice as provided below.

We may periodically issue a new Rate Sheet Prospectus Supplement that may reflect different values than the previous Rate Sheet Prospectus Supplement. At least 14 days before we change the current rates, the fees and percentages for the next effective period will be disclosed in a new Rate Sheet Prospectus Supplement filed on Edgar at www.sec.gov (File No. 333—            for the RiverSource RAVA 5 Advantage Variable Annuity and File No. 333-             for the RiverSource RAVA 5 Choice Variable Annuity).

Prospectus

General Comment:

Comment 1.

Two contracts cannot be registered in one registration statement. Registrant need to file separate registration statements for each contract and need to fix series and class identifiers on Edgar to reflect the break out of the contracts into two registration statements.

Response: Complied. Registrant separated contracts into two registration statements by filing a new initial registration statement for the RiverSource RAVA 5 Advantage Variable Annuity contract (offered for applications signed on or after April 29, 2019) and a Pre-effective amendment in the existing registration statement for the RiverSource RAVA 5 Choice Variable Annuity contract. Registrant has also revised series and class identifiers on EDGAR to reflect the break out of the registration statement into two registration statements.

Comment 2.

Revise each prospectus to include features available only under the contract. Also, revise and delete all references to two contracts.

Response: Revised throughout.

Cover page

Comment 1.

Revise this statement to state that the investment options available under the Contract are listed below.

Response: Revised.

Comment 2.

The following disclosure should be added: All material terms and conditions of the contract, [including material state variations,] are described in this prospectus.

Response: Revised for the contracts not sold in New York.

Comment 3.

Please add some disclosure of key issues contract owners should be aware of in connection with the guaranteed lifetime benefit and guaranteed accumulation benefit on the cover.

Response: Disclosure added to the cover page and the Contract in Brief/Optional Benefits section.

Comment 4.

In the variable annuities’ disclosure paragraph, the third and fourth sentences are virtually identical. Please revise to avoid repetitive disclosure.

Response: Revised.

The Contract in Brief

Comment 1.

The table listing summary of the optional benefits would be even more useful if it included “Optional Living Benefits” and “Optional Death Benefits subheadings” and grouped/identified by where you had to select one option (i.e., optional benefits that are mutually exclusive options). Also, it should note optional benefit with investment options restricted.

Response: The table has been revised to: add separate subheadings for the Optional Living Benefits and Optional Death Benefits; note when each benefit must be elected, which benefits are mutually exclusive options and which benefits have investment allocation restrictions.

Expense Summary

Comment 1.

Optional Death Benefits – Enhanced Legacy benefit and SecureSource Legacy benefit list both Maximum and Current fees.

Is the rider fee guaranteed for life once the contract issued? A maximum charge disclosed in the fee table should be the maximum guaranteed charge that can be imposed under contracts purchased based on the current prospectus, and not the maximum charge that may be imposed in the future (i.e., a charge that would not apply to current purchasers or existing contract owners). Increases in charges that would only apply to future sales typically should be made in a future amendment to the registration statement. Please also make corresponding revisions elsewhere in the prospectus.

If the current rider fee can change up to the max after the contract is issued, please more clearly describe the circumstances when fee would increase for contract owner after the contract is issued.

This whole process defeats the purpose for which rate sheets were intended. Showing current and max here makes no sense. When rate sheets are used, there should be no charge shown, only cross reference to rate sheet, unless they can increase to maximum for these contract owners.

Response: These two optional death benefit riders are not included in the rate sheet supplement. The rates could increase from the current rate up to a maximum rate. We have added a footnote to describe when the current rider fee may increase: “**The Current fee can increase up to the Maximum fee if the fee varies with the investment option selected. Currently the fee does not vary with the investment option selected (see “Enhanced Legacy and SecureSource Legacy Benefit Rider Charge”).

Comment 2.

In the “Examples – Maximum Expenses”, specify which contract will have investment allocation restrictions.

Response: Revised to specify.

The Variable Account and the Funds

Comment 1. State conspicuously from whom a prospectus containing more complete information on each portfolio company may be obtained, and that an investor should read the prospectus carefully before investing as required by item 5(d).

Response: In the investment objective paragraph, Registrant includes the statement, “Please read the fund prospectuses for facts that you should know before investing.” We added “carefully” and, in order to make this statement more prominent, we placed it as a standalone paragraph.

The Guarantee Period Accounts (GPAs)

Comment 1.

Is interest credited daily?

Response: Yes. Revised to clarify that interest is credited daily.

Comment 2.

Please identify SEC registration number for this account.

Response: Complied. The SEC registration number is added.

Comment 3.

In the Market Value Adjustment section, please explain the basis for the default allocations.

Response: This section has been revised because we do not anticipate a situation where no GPA would be offered. If that situation were to occur, the prospectus would be revised at that time.

The Fixed Account

Comment 1.

Briefly describe how interest is set (how often) and credited for the Fixed Accounts. Also, is there a guaranteed minimum?

Response: Revised to reflect that interest is credited daily. Added the following detail: One year after receipt of each purchase payment or transfer, the rate for the payment or transfer amount, and its accumulated interest, may change. Interest will accrue at revised rates determined by us and at our discretion. These rates may be based on various factors including, but not limited to, the interest rate environment, returns earned on investments backing these annuities, the rates currently in effect for new and existing company annuities, product design, competition, and the company’s revenues and expenses. However, the rate will never be less than the Fixed Account Minimum Interest Rate shown on the date page of your contract. Your interest rate for each purchase payment or transfer will never change more frequently than annually.

We state that the GMIR will not be lower than state law allows. The GMIR is set by state standard nonforfeiture laws.

Purchase Payments

Comment 1.

Specify the current policy regarding initial purchase payments not received within 90 days.

Response: Specified current policy.

Comment 2.

Specify how much notice will be provided and whether the prospectus would be amended.

Response: Revised. The prospectus would be amended if we were to change purchase payment limitations.

The Annuitization Start Date

Comment 1.

Does Plan B allow for a variable payout? Is the default payout fixed or variable?

Response: Revised to add a cross reference to Annuity Payout Period/Annuity Payout Plans.

Surrender Charge

Comment 1.

Should this be described as current contract value instead of current contract earnings?

Response. Earnings is the correct term. For clarification, we have added a definition of contract earnings in the paragraph above.

Comment 2.

Please explain what this fixed payout paragraph refers to: “Fixed payouts: Surrender charge under annuity payout plans allowing surrenders of the present value of remaining guaranteed payouts: If you elect an annuity payout plan and the plan we make available provides a liquidity feature permitting you to surrender any portion of the underlying value of remaining guaranteed payouts, a surrender charge may apply.”

Response: We have revised formatting for clarity. This refers to a commutation feature.

Comment 3.

Under Waiver of Surrender Charges, delete the statement to see your contract for additional conditions and restrictions.

Response: Deleted.

Optional Living Benefit Charges

Comment 1.

In the SecureSource Core Rider Charge/SecureSource Core Plus Rider Charge/SecureSource 4 Rider Charge/SecureSource 4 Plus Rider Charge/ sections in the prospectus, delete the language that the Rate Sheet Prospectus Supplement may be amended. Rate Sheet Supplement cannot be changed for the current contract owners.

Response: Revised.

Comment 2.

In the SecureSource Core Rider Charge/SecureSource Core Plus Rider Charge/SecureSource 4 Rider Charge/SecureSource 4 Plus Rider Charge/Accumulation Protector Benefit Rider Charge/Enhanced Legacy Benefit Rider Charge/SecureSource Legacy Benefit Rider Charge sections in the prospectus, it is stated that the Registrant reserve the right to vary the rider fee for each investment option. Explain where the fees for each investment option are specified.

Response: Currently the fees do not vary with the investment options. To clarify, the statement has been revised to add the following:

Currently the benefit rider fee does not vary with the investment option selected: however, we reserve    the right to vary the rider fee for each investment option.

Optional Death Benefit Charges

Comment 1.

In the Benefit Protector Rider Charge, it is stated that the annual fee cannot be increased after the rider effective date. Please clarify whether you refer to the maximum or the current fee.

Response: The Benefit Protector Rider fee does not have a range and therefore this refers to the 0.25% of the contract value.

Surrenders

Comment 1.

Specify the close of business time and clarify why the times for the surrenders in writing and surrenders received by phone differ.

Response: Revised to reflect the same time for surrenders received in writing and over the phone –NYSE (4:00 pm Eastern time unless the NYSE closes earlier).

Benefits in Case of Death – Standard Death Benefit—If You die before the Annuitization Start Date

Comment 1.

What is the valuation date if there are multiple beneficiaries? Are proceeds held in variable accounts specified by owner until beneficiary makes election. Where are requirements specified?

Response: Revised. The following paragraph has been added:

When paying multiple beneficiaries, we will process the death claim of each beneficiary on the valuation date when a beneficiary provides us with complete death claim requirements. We will determine a beneficiary’s proceeds using the accumulation unit value we calculate on that valuation date. The remaining contract value remains invested as was specified at time of death. We pay interest, if any, at a rate no less than required by law. We will mail payment to a beneficiary within seven days after our death claim requirements are fulfilled.

Optional Benefits

Optional Death Benefits

Comment 1.

Clarify that all optional death benefits must be purchased at contract issue, if true. However, we note that you state “Benefit Protector Death Benefit must be elected at issue,” so it not clear as to the others.

Response: Re-formatted and clarified to include the following sentence that applies to all optional death benefits: “The optional death benefits listed above must be elected at the time you purchase your contract.”

Return of Purchase Payments (ROPP) Death Benefit

Comment 2.

RE: ROPP Full Surrender Value: is this described above or just a defined term? If just defined term, delete “as described above” throughout.

Response: Deleted throughout, as it is a defined term.

Benefit Protector Death Benefit

Comment 3.

Follow-up comment regarding confusion over Benefit Protector Death Benefit election at issue.

Response: The following sentence has been deleted because revisions above make it redundant: “You must elect the Benefit Protector at the time you purchase your contract and your rider effective date will be the contract issue date.”

Comment 4.

With regard to the Benefit Protector Death Benefit payments, how are earnings calculated?

Response: Revised. Please see revised explanation for earnings at death below which includes how earnings at death are calculated.

Comment 5.

RE: “If this rider is effective after the contract date or if there has been a covered life change, remaining purchase payments is established or set as the contract value on the rider effective date or, if later, the date of the most recent covered life change.” – This sentence conflicts with the highlighted sentence above: “You must elect the Benefit Protector at the time you purchase your contract and your rider effective date will be the contract issue date.”

Response: Revised for clarity. See also Response 3 above.

Comment 6.

The description of earnings at death is unclear.

Response: The description has been revised for clarity as follows:

“Earnings at death: Earnings at death is equal to the death benefit that is otherwise payable (without this rider), less remaining purchase payments. We set maximum earnings at death of 250% of purchase payments not previously withdrawn that are one or more years old. Earnings at death cannot be less than zero.”

Comment 7.

RE: “If your spouse does not qualify for the rider on the basis of age we will terminate the rider.” – What would the spouse receive?

Response: Revised as follows: “If your spouse does not qualify for the rider on the basis of age we will terminate the rider and the Standard Death Benefit will apply.”

Comment 8.

Clarify what death benefit will apply.

Response: Revised as follows: If any owner does not qualify for the rider on the basis of age, we will terminate the rider and the Standard Death Benefit will apply.

Enhanced Legacy Benefit

Comment 9.

“We reserve the right to add, remove or substitute approved investment options at any time and in our sole discretion. Any substitution of funds may be subject to the SEC or state insurance departments approval. (See “Substitution of Investments”). – Add this sentence to the end of this bullet to reduce confusion.

Response: Revised. The same revision has been made throughout the riders, where applicable.

Comment 10.

Under the Termination of the Rider section, item 6, what happens if the Enhanced Legacy benefit was also purchased with a guaranteed lifetime withdrawal benefit or guaranteed accumulation benefit rider?

Response: As stated above, this rider cannot be purchased in conjunction with one of those living benefits.

SecureSource Legacy Benefit

Comment 11.

Can the SecureSource Legacy benefit be elected only at time of application?

Response: Yes. Revised to clarify “only at time of application.”

Comment 12.

RE: “The SecureSource Legacy provides that if you die (for contracts issued in California, if the annuitant dies) before the annuitization start date, and while this contract is in force, we will pay the beneficiary the greater of the SecureSource Legacy benefit amount provided by this rider or the death benefit under the terms of the contract or any other attached riders.” – What does the end of this sentence mean? The previous paragraph states you may only elect this benefit.

Response: Revised to delete “or any other attached riders.”

Comment 13.

RE: “If there is an ownership change resulting in a natural owner that is not the same as the annuitant, the SecureSource Legacy benefit amount will be payable if the annuitant dies. The death benefit under the terms of the base contract will not be payable.” State that no death benefit will be paid.

Response: A death benefit will be paid under the terms of the SecureSource Legacy benefit, not the base contract.

Comment 14.

Validate that the term Current Annual Payment is correct.

Response: Validated. We have previously stated that terms used in this rider have the same meaning as terms used in the SecureSource Series riders to which they are attached.

Comment 15.

All of the investment options that are available with a certain rider should be specified in the relevant section where allocation restrictions are disclosed.

Response: Changes have been made to the” Investment Allocation Restrictions for Certain Benefit Riders” section and the riders have cross-referenced it throughout, as applicable.

Comment 16.

Same comment as noted for previous benefit in Termination of the Rider paragraph.

Response: Revised for clarity as follows: “Termination of the attached guaranteed lifetime withdrawal benefit for any reason will terminate the rider and rules under the SecureSource series benefit rider will apply (see “Rules for Surrender” under your SecureSource series benefit rider).”

SecureSource Series Key Terms

Comment 17.

“After the Current Annual Lifetime Payment is established, in addition to your age, other factors determine when you move to a higher Age Band.” – Rate sheet supplement cannot be used if information can change.

Response: It is possible for a contract owner to age into a higher Age Band. The span of years covered by a particular Age Band will not change for a contract owner after issue. Registrant understands that a rate sheet cannot be used if information can change. Please note that the subsequent sentence has been revised to read, “The Age Bands are shown in the Rate Sheet Supplement.”

Comment 18.

Delete all references to “current” and amending the rate sheet. The rate sheet the contact owner received when the contract was purchased is the one that applies. An amended rate sheet should apply only to new contract owners.

Response: Revised throughout.

Comment 19.

With regard to an Annual Step-Up and eligibility for a higher age band triggering a higher Lifetime Payment percentage, how does that work?

Response: Revised for clarity.

Comment 20.

This is how all of the above language regarding rate sheets should be written: “as shown in the Rate Sheet Prospectus Supplement”

Response: Noted.

SecureSource Core Rider

Comment 21.

RE: “Lifetime payments will be made by us in the event your contract value is depleted.” – Use the same term (Current Annual Payment).

Response: “Lifetime payments” is intended to be used here in the general sense, i.e. income for life, and not as a defined term.

Comment 22.

Approved investment options need to be specified or cross-referenced.

Response: Revised.

Comment 23.

Add a cross-reference to the Lifetime Payment Provision.

Response: Revised.

Comment 24.

What does the following statement mean: “At any time, you may withdraw any amount up to your entire surrender value, subject to Excess Withdrawal Processing under the rider.”

Response: A cross-reference to an explanation of processing has been added.

Comment 25.

You can’t use a rate sheet if changing any of this for existing contract owners. Also, historical rate sheets must be filed as appendix to this prospectus.

Response: Revised and noted.

Comment 26.

Revisions are necessary for the Rate Sheet Prospectus Supplement paragraph.

Response: Revisions have been made.

Comment 27.

A question regarding the following statement describing when the Age Band is determined: “(However, if you decline any increase to the annual rider fee or if a withdrawal has been taken since the Current Annual Payment was established, then the Lifetime Payment Percentage will not change on subsequent birthdays.)” Does this mean that assuming you agree to a rider fee increase, your Current Annual Payment is recalculated when you reach a new age band?

Response: Yes, as long as you have not taken a withdrawal.

Comment 28.

Cross-reference where Excess Withdrawal Processing is discussed.

Response: Excess Withdrawal and Excess Withdrawal Processing are defined terms. The processing is discussed in this section. A cross-reference to this section has been added throughout the riders when a description of Excess Withdrawal Processing adds clarification.

Comment 29.

It is not clear what the Current Annual Payment would be if the contract value goes to zero before Current Annual Payment is established.

Response: A cross-reference to Current Annual Payment Description has been added.

Comment 30.

What is either case: before or after the Current Annual Payment is established? Clarify.

Response: Revised to “both.”

Comment 31.

Please add disclosure regarding annuitization considerations. There should be prominent disclosure of this and state that contract owners should seek financial advice before deciding to annuitize.

Response: Revised.

Comment 32.

Please clarify what the second sentence in Annuity Provisions means.

Response: Revised to clarify.

Comment 33.

RE: “When the contract value is reduced to zero as described in the Rules for Surrender Section above, the rider will terminate.” What does this mean? If an excess withdrawal is taken?

Response: Yes, revised to clarify throughout as applicable.

SecureSource Core Plus Rider

Comment 34.

Specify what happens if contract value goes to zero for reason other than a withdrawal (e.g poor market performance) before the Current Annual Amount is established. [This clarification should be made for all rider that have this feature or language.]

Response: Revised throughout, as applicable.

Comment 35.

RE: “Annuity Provisions: If your annuitization start date is the maximum annuitization start date, you can choose one of the payout options available under the contract or an alternative fixed annuity payout option available under the SecureSource Core Plus rider. Under the rider’s payout option, the minimum amount payable shown in Plan B in the contract, will not apply and you will receive the Current Annual Payment . . ..” Where is all of this discussed?

Response: Cross-reference added. See also Response 32.

Comment 36.

RE: “Rules for Surrender: Minimum contract values following surrender no longer apply to your contract.” What does this mean? This is a new contract.

Response: Revised for clarity.

Comment 37.

RE: Rules for surrender. When would the Current Annual Payment be established?

Response: Cross-reference added.

Comment 38.

RE: Excess withdrawals reducing guaranteed amounts under the rider. On what basis?

Response: Cross-reference added.

Comment 39.

RE: Reference to “Annual Lifetime Payment” in Interaction with Total Free Amount (FA) contract provision. Is this the correct term?

Response: Revised to Remaining Annual Payment.

Accumulation Protector Benefit

Comment 40.

RE: “If you are age 80 or younger at contract issue, you may elect the Accumulation Protector Benefit rider at the time you purchase your contract and the rider effective date will be the contract issue date.” [italics added] Is “must” more appropriate?

Response: “May” is the correct term. Accumulation Protector Benefit is an optional rider.

Comment 41.

RE: “The 10 year Waiting Period under the Accumulation Protector Benefit rider may be restarted if you elect to change your investment option to one that causes the Accumulation Protector Benefit rider fee to increase (see “Waiting Period” below). Replace “may” with “will” or specify where this is discussed.

Response: There is a cross-reference to the discussion in the “Waiting Period.”

Comments received March 11, 2019

Important SecureSource Series Rider Considerations

Comment 42.

RE: “Dissolution of marriage does not terminate the SecureSource series — Joint Life rider and will not reduce the fee we charge for this rider. The benefit under the SecureSource series — Joint Life rider continues for the covered spouse who is the owner of the contract (or annuitant in the case of nonnatural or revocable trust ownership).” Clarify that coverage for the other spouse terminates upon dissolution of marriage, if true. [This is the first time I have seen this, but if other riders have this provision, this clarification should be made.]

Response: Revised to clarify that the other covered spouse will no longer be eligible for benefits under the rider.

Comment 43.

RE: “If you select the SecureSource series — Joint Life rider, please consider carefully whether or not you wish to change the beneficiary of your annuity contract. The rider will terminate if the surviving covered spouse cannot utilize the spousal continuation provision of the contract when the death benefit is payable.” For example, because of dissolution of marriage? Not clear when this applies. Revise in plain English and make more prominent.

Response: Revised.

Comment 44.

RE: Approved investment options. List these required invest allocations separate from those in the next sentence.

Response: Revised.

Comment 45.

Investing in the Funds – Cross-reference where this is discussed.

Response: Deleted because it was clarified above.

Comment 46.

Can you change allocations among available funds? Please clarify.

Response: Revised for clarity.

If you have any questions concerning this filing or responses to the comments, please contact me at (612) 678-5337, or Boba Selimovic at (612) 671-7449.

Sincerely yours,

/s/ Nicole D. Wood
Nicole D. Wood
Counsel